UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 11, 2025

IKENA ONCOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40287	81-1697316
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Ikena Oncology, Inc.
645 Summer Street, Suite 101
Boston, Massachusetts 02210
(Address of principal executive offices, including zip code)

(857) 273-8343

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trade Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	IKNA	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on December 23, 2024, Ikena Oncology, Inc., a Delaware corporation (“Ikena”), Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Ikena (“Merger Sub I”), Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Ikena (“Merger Sub II”), and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Inmagene”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Inmagene, pursuant to which Merger Sub I will cease to exist and will be struck off the Register of Companies by the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”), with Inmagene surviving (the “Surviving Entity”) such merger as a direct, wholly owned subsidiary of Ikena (the “First Merger”), and immediately after the First Merger, the Surviving Entity will merge with and into Merger Sub II, pursuant to which Inmagene will cease to exist and will be struck off the Register of Companies by the Registrar of Companies, with Merger Sub II surviving such merger as a direct, wholly owned subsidiary of Ikena (the “Second Merger” and, collectively with the First Merger, as appropriate, the “Merger”).

On July 11, 2025, Ikena issued a press release announcing that independent proxy advisory firm Institutional Shareholder Services and Glass, Lewis & Co. recommend that Ikena stockholders vote “FOR” the issuance of shares in connection with the Merger at Ikena’s upcoming Annual Meeting of Stockholders on July 15, 2025. A copy of the press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibit furnished herewith contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; Ikena’s cash position at December 31, 2024 and for subsequent periods; the combined company’s listing on Nasdaq after the closing of the Merger; expectations regarding the ownership structure of the combined company; the anticipated timing of the closing of the Merger; the expected executive officers and directors of the combined company; expectations regarding the structure, timing and completion of the Ikena concurrent financing, including investment amounts from investors, timing of closing, expected proceeds and impact on ownership structure; Ikena’s, Inmagene’s and the combined company’s expected cash position at the closing of the Merger and the combined company’s expected cash runway following the Merger and the Ikena concurrent financing; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates or platform technologies of the combined company; the executive and board structure of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; the potential to receive proceeds pursuant to the contingent value rights agreement of Ikena and contingent value rights agreement of Inmagene; and other statements that are not historical fact. All statements other than statements of historical fact contained in this Current Report on Form 8-K or in the exhibits furnished herewith are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting Ikena, Inmagene or the proposed transactions herein will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ikena’s control. Ikena’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely obtain stockholder approval for the Merger Agreement and the transactions contemplated thereby, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Ikena and Inmagene to consummate the proposed Merger; (iii) risks related to Ikena’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending the closing of the Merger; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed

Merger; (v) the risk that as a result of adjustments to the exchange ratio, Ikena stockholders and Inmagene shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Ikena common stock relative to the value suggested by the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with Inmagene’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; (xiv) risks associated with Ikena’s financial close process, (xv) the risk that the Ikena concurrent financing is not consummated; (xvi) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement and any agreements entered into in connection therewith; and (xvii) the possibility that contingent value rights holders of Ikena and contingent value rights holders of Inmagene may never receive any proceeds pursuant to the contingent value rights agreement of Ikena and contingent value rights agreement of Inmagene. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the Securities and Exchange Commission (the “SEC”), including the factors described in the section titled “Risk Factors” in Ikena’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC, Ikena’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 and in the Form S-4 and joint proxy statement/prospectus (as defined below). You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Ikena expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. Neither this Current Report on Form 8-K nor the exhibit furnished herewith purports to summarize all of the conditions, risks and other attributes of an investment in Ikena or Inmagene.

Participants in the Solicitation

This Current Report on Form 8-K and the exhibit furnished herewith relate to the proposed merger transaction involving Ikena and Inmagene and may be deemed to be solicitation material in respect of the proposed Merger. In connection with the proposed Merger, Ikena filed a registration statement on Form S-4, as amended, with the SEC (the “Form S-4”) and, on June 11, 2025, filed the definitive joint proxy statement/prospectus with the SEC (the “joint proxy statement/prospectus”). This Current Report on Form 8-K is not a substitute for the Form S-4, the joint proxy statement/prospectus or for any other document that Ikena may file with the SEC and/or send to Ikena’s stockholders in connection with the proposed Merger. Ikena, Inmagene, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from Ikena’s stockholders with respect to the proposed Merger under the rules of the SEC. Information about the directors and executive officers of Ikena is set forth in the Form S-4, the joint proxy statement/prospectus and in subsequent documents filed with the SEC. You may obtain free copies of this document as described below. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IKENA ARE URGED TO READ THE FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IKENA, THE PROPOSED MERGER AND RELATED MATTERS.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibit furnished herewith do not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed Merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the joint proxy statement/prospectus and other documents filed by Ikena with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Ikena with the SEC will also be available free of charge on Ikena’s website at www.ikenaoncology.com, or by contacting Ikena’s Investor Relations at rcohen@ikenaoncology.com.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated July 11, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ikena Oncology, Inc.

Date: July 11, 2025	By:	/s/ Mark Manfredi
Mark Manfredi, Ph.D.
President and Chief Executive Officer

Exhibit 99.1

Ikena Oncology Announces ISS and Glass Lewis Recommend Stockholders Vote “FOR” Proposed Merger with

Inmagene Biopharmaceuticals

BOSTON, July 11, 2025, – Ikena Oncology, Inc. (Nasdaq: IKNA, “Ikena,” the “Company”) today announced that Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) recommend that stockholders vote FOR the issuance of shares in connection with the previously disclosed proposed merger with Inmagene Biopharmaceuticals (“Inmagene”) at Ikena’s upcoming Annual Meeting of Stockholders on July 15, 2025.

ISS and Glass Lewis are leading U.S. institutional voting advisory services that regularly publish analyses on public shareholder votes. Inmagene is a privately held, clinical stage biopharmaceutical company focused on developing IMG-007, a nondepleting anti-OX40 monoclonal antibody (mAb) engineered to have a silenced antibody-dependent cellular cytotoxicity (ADCC) function to minimize potential safety risks, and a prolonged half-life to enable potentially less frequent dosing regimens.

“We believe IMG-007 has notable potential to build value for shareholders across the I&I space. With the recent progress the company made treating the first patients in the global Phase 2B study in atopic dermatitis, and the advancements and opportunities that we are seeing broadly across I&I, the Ikena Board is encouraged and remains committed to the merger with Inmagene,” commented Mark Manfredi, Ph.D., Chief Executive Officer of Ikena.

The issuance of shares in connection with the merger is covered through “PROPOSAL 1” in the proxy vote. There are an additional six proposals related to both the merger and customary proposals included in connection with Ikena’s annual meeting. All votes are important. All stockholders as of the record date, May 22, 2025, are entitled to vote at the Annual Meeting of Stockholders to be held on July 15, 2025 at 8:30 a.m. Eastern Time, virtually at www.virtualshareholdermeeting.com/IKNA2025, and any adjournment or postponement thereof. If you are a stockholder as of the record date, you can, and we encourage you to, cast your vote prior to the meeting using your stockholder control number at www.proxyvote.com.

About Inmagene Biopharmaceuticals

Inmagene is a global clinical-stage biotechnology company developing novel therapeutics for immunological and inflammatory (I&I) diseases. The company’s highly differentiated clinical-stage pipeline has multiple candidates with best-in-class potential. The lead asset IMG-007, a nondepleting anti-OX40 mAb, recently completed a Phase 2a clinical trial in atopic dermatitis. For more information, please visit www.inmagenebio.com.

About Ikena Oncology

Ikena Oncology® develops differentiated therapies for patients in need that target nodes of cancer growth, spread, and therapeutic resistance. Ikena aims to utilize its depth of institutional knowledge and breadth of tools to efficiently develop the right drug using the right modality for the right patient. To learn more, visit www.ikenaoncology.com.

About IMG-007

IMG-007 is a humanized anti-OX40 IgG1 mAb, with a silenced ADCC function and an extended half-life. The OX40-OX40L axis is important in T cell activation, expansion, and survival, thereby playing an important role in the pathogenesis of a spectrum of I&I diseases. In nonclinical studies, IMG-007 potently blocked the signaling between OX40 and OX40L. IMG-007’s SC formulation has demonstrated a half-life of 34.7 days, which would enable the potential for competitive dose regimens, such as potentially Q24W dosing in the maintenance phase for atopic dermatitis treatment. In a recently completed Phase 2a trial in patients with moderate-to-severe atopic dermatitis, IMG-007 demonstrated marked and durable clinical activity and well-tolerated safety profile.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; the potential to build value for shareholders or that the completion of the Merger will crease shareholder value; any implication that the proposals for approval at Ikena’s annual meeting will be approved; the combined company’s listing on Nasdaq after the closing of the Merger; the anticipated timing of the closing of the Merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates or platform technologies of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; and other statements that are not historical fact. All statements other than statements of historical fact contained in this press release are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting Ikena, Inmagene, the combined company if the proposals related to the Merger are approved or the proposed transactions herein will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ikena’s control. Ikena’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely obtain stockholder approval of the stock issuance in connection with the Merger and the concurrent financing and the transactions contemplated thereby, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Ikena and Inmagene to consummate the proposed Merger; (iii) risks related to Ikena’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending the closing of the Merger; (iv) the risk that as a result of adjustments to the exchange ratio, Ikena stockholders and Inmagene shareholders could own more or less of the combined company than is currently anticipated; (v) risks related to the market price of Ikena common stock relative to the value suggested by the exchange ratio; (vi) unexpected costs, charges or expenses resulting from the transaction; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (viii) the uncertainties associated with Inmagene’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (ix) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (x) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xi) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results and to increase stockholder value; (xiii) risks associated with Ikena’s financial close process, (xiv) the risk that the Ikena concurrent financing is not consummated; (xv) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement and any agreements entered into in connection therewith; and (xvi) the possibility that contingent value rights holders of Ikena and contingent value rights holders of Inmagene may never receive any proceeds pursuant to the Ikena contingent value rights agreement and Inmagene contingent value rights agreement. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the Securities and Exchange Commission (the “SEC”), including the factors described in the section titled “Risk Factors” in Ikena’s Annual Report on Form 10-K for the year ended December 31, 2024, Ikena’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, and in the Form S-4 and joint proxy statement/prospectus (each, as defined below). You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Ikena expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This press release does not purport to summarize all of the conditions, risks and other attributes of an investment in Ikena or Inmagene.

Participants in the Solicitation

This press release may be deemed to be solicitation material in respect of the previously announced proposed merger involving Ikena and Inmagene. In connection with the proposed transactions, Ikena has filed and will file relevant materials with the SEC, including the Registration Statement on Form S-4 (File No. 333-285881) (the “S-4”), initially filed by Ikena with the SEC on March 18, 2025, and declared effective on June 11, 2025, which contains a proxy statement and prospectus (the “proxy statement/prospectus”). This communication is not a substitute for the Form S-4, the proxy statement/prospectus or for any other document that Ikena may file with the SEC or send to Ikena’s stockholders in connection with the proposed transactions. Ikena, Inmagene, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from Ikena’s stockholders with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Ikena is set forth in the Form S-4, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described below. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IKENA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IKENA, INMAGENE, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed Merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the joint proxy statement/prospectus and other documents filed by Ikena with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Ikena with the SEC will also be available free of charge on Ikena’s website at www.ikenaoncology.com, or by contacting Ikena’s Investor Relations at rcohen@ikenaoncology.com.

Ikena Contact:

Rebecca Cohen

rcohen@ikenaoncology.com